EXHIBIT 12

CROWN HOLDINGS, INC.

COMPUTATION OF RATIO OF EARNINGS
TO FIXED CHARGES

	Twelve months ended	Twelve months ended
	12/31/2017	12/31/2016
Computation of Earnings:

Income before income taxes, minority interests and equity earnings	$829	$769

Adjustments to income

Add: Distributed income from less than 50% owned companies		—

Add: Fixed charges as presented below	278	270

Subtract: Interest capitalized	(9)	(9)

Add: Amortization of interest previously capitalized	3	3

Earnings	$1,101	$1,033

Computation of fixed charges:

Interest incurred	$241	$227

Interest capitalized	9	9

Amortization of debt related costs	11	16

Portion of rental expense representative of interest (1)	17	18

Total fixed charges	$278	$270

Ratio of earnings to fixed charges	4.0	3.8

(1)	One-third of net rent expense is the portion deemed representative of the interest factor.